September 7, 2005
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0305

Re:	Fauquier Bankshares, Inc. Form 10-K for the Year Ended December 31, 2004 File 000-25805
Dear Mr. Foti:
The purpose of this letter is to respond to your comment letter dated August 25, 2005, requesting additional information regarding the Principles of Consolidation on page 8 of Item 8 of the Annual Report on Form 10-K for Fauquier Bankshares, Inc. (the “Corporation”) for the year ended December 31, 2004 (the “2004 Form 10-K”). Your letter contained one comment, which was as follows:
“We note your response to our prior comment. However, it remains unclear how you combined the accounts of the Fauquier Statutory Trust (“Trust I”) into your consolidated financial statements. Please provide us with a schedule that details the accounts consolidated and eliminated through your consolidation procedures as well as their respective balances.”
Response: As requested, we have attached for your review a schedule detailing the accounts consolidated and eliminated. Please note that the specific details regarding the Trust I are in the shaded column.
The Corporation appreciates the opportunity to clarify its consolidation policy. We hope the foregoing is responsive to your inquiry. Should you have further questions or comments, please feel free to contact the undersigned at (540) 349-0212.
In providing our response to your letter, the Corporation acknowledges that:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Corporation may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Again, thank you for the opportunity for Fauquier Bankshares, Inc. to clarify its consolidation policy.
Yours truly,
/s/ Eric P. Graap
Eric P. Graap
Senior Vice President and Chief Financial Officer

Cc:	Mr. Juan Migone; US Securities and Exchange Commission Audit Committee of the Board of Directors; Fauquier Bankshares, Inc.
Ten Courthouse Square 20186 • Post Office Box 561 • Warrenton, Virginia 20188
phone: 540-347-2700 • metro: 703-366-1600 • fauquierbank.com

Fauquier Bankshares, Inc.
Consolidation Worksheet
December 31, 2004

		Parent		Eliminating/Consolidating Entries		Consolidated
	TFB	without Trust I	Trust I Only	DEBIT	CREDIT	Holding Co.
Balance Sheet
Cash and due from banks	8,956,338	884,396	70,005	—	966,149	8,944,590
Investment in Subsidiary	—	31,035,724	4,000,000	—	35,035,724	-
Dividend Receivable	—	—	—	—	—	-
Interest-bearing deposits in other banks	112,984	—	—	—	—	112,984
Federal Funds sold	109,000	—	—	—	—	109,000
Securities	58,594,905	—	—	—	—	58,594,905
Loans, net	337,791,782	—	—	—	—	337,791,782
Bank premises and equipment, net	8,533,619	—	—	—	—	8,533,619
Intangible Asset — Preferred Trust Cost	—	—	57,411	—	—	57,411
Accrued interest receivable	1,507,391	—	—	—	—	1,507,391
Other real estate	—	—	—	—	—	-
Other assets	13,412,144	520,280	—	124,000	508,887	13,547,537

	429,018,163	32,440,400	4,127,416	124,000	36,510,760	429,199,219

Non-interest bearing demand deposits	79,998,853	—	—	776,329	—	79,222,524
Savings and interest-bearing demand deposits	215,197,931	—	—	—	—	215,197,931
Time deposits	80,235,242	—	—	—	—	80,235,242
Other Borrowings	15,000,000	—	—	—	—	15,000,000
Preferred Trust Capital Note	—	—	4,124,000	—	—	4,124,000
Accrued interest payable	471,357	—	3,416	—	—	474,773
Dividends payable	508,887	508,887	—	508,887	—	508,887
Directors Fees Payable	—	—	—	—	—	-
Other Liabilities	2,694,169	40,449	—	189,820	—	2,544,798
Common stock	2,000,000	10,618,775	—	2,000,000	—	10,618,775
Capital surplus	400,000	—	—	400,000	—	-
Retained earnings	32,559,658	21,320,223	—	32,559,658	—	21,320,223
Accumulated other comprehensive income	(47,934)	(47,934)	—	(47,934)	—	(47,934)

	429,018,163	32,440,400	4,127,416	36,386,760	—	429,199,219

Income Statement
Dividend income from subsidiary	—	—	—	—	—	-
Undistributed income of subsidiary		5,346,581	—	5,346,581	—	-
Interest and fees on loans	20,034,615	—	—	—	—	20,034,615
Interest on securities	1,670,043	—	—	—	—	1,670,043
Dividends	181,946	—	—	—	—	181,946
Interest on federal funds sold	71,940	—	—	—	—	71,940
Interest on deposits in other banks	19,708	—	—	—	—	19,708

Total interest income	21,978,252	5,346,581	—	5,346,581	—	21,978,252

Interest on deposits	3,400,473	—	—	—	—	3,400,473
Interest on FHLB advances	770,496	—	—	—	—	770,496
Interest on federal funds purchased/other borrow	34,026	—	206,274	—	—	240,300

Total interest expense	4,204,995	—	206,274	—	—	4,411,269

Provision for loan losses	539,583	—	—	—	—	539,583

Wealth Management Income	1,272,655	—	—	2,250	—	1,270,405
Service charge on deposit accounts	2,603,215	—	—	—	—	2,603,215
Other service charges, commission and fees	1,168,842	—	—	—	—	1,168,842
Other operating income	43,360	—	—	—	—	43,360

Total other income	5,088,072	—	—	2,250	—	5,085,822

Salaries and employee benefits	7,769,172	—	—	—	—	7,769,172
Net occupancy expense on premises	863,600	—	—	—	—	863,600
Furniture and equipment	1,274,349	—	—	—	—	1,274,349
Amortization Expense	—	—	25,516	—	—	25,516
Advertising	334,112	—	—	—	—	334,112
Bank card	262,752	—	—	—	—	262,752
Consulting	675,787	152,421	—	—	—	828,208
Data processing	946,375	1,002	—	—	—	947,377
Postage	168,937	—	—	—	—	168,937
Supplies	195,289	—	—	—	—	195,289
Taxes, other than income	263,223	—	—	—	—	263,223
Telephone	234,550	—	—	—	—	234,550
Other operating expenses	1,556,971	172,964	—	—	2,250	1,727,685

Total other expense	14,545,117	326,387	25,516	—	2,250	14,894,770

Income tax expense (benefit)	2,430,048	(110,971)	(78,809)	—	—	2,240,268

Net income (loss)	5,346,581	5,131,165	(152,981)	5,348,831	(2,250)	4,978,184